EXHIBIT 12
CATERPILLAR INC. AND CONSOLIDATED SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Millions of dollars) YEARS ENDED DECEMBER 31,
	2009	2008	2007	2006	2005
Earnings (1)	$569	$4,501	$4,990	$4,890	$3,910
Plus: Interest expense	1,434	1,427	1,420	1,297	1,028
One-third of rental expense (2)	127	133	119	105	85
Adjusted Earnings	2,130	6,061	6,529	6,292	5,023

Fixed charges:
Interest expense (3)	1,434	1,427	1,420	1,297	1,028
Capitalized interest	25	27	15	10	11
One-third of rental expense (2)	127	133	119	105	85
Total fixed charges	$1,586	$1,587	$1,554	$1,412	$1,124

Ratio of earnings to fixed charges	1.3	3.8	4.2	4.5	4.5

(1)Consolidated profit before taxes
(2)Considered to be representative of interest factor in rental expense
(3)Does not include interest on income taxes and other non-third-party indebtedness